

April 26, 2021

Jimmy Yang, Esq.
General Counsel - Capital Markets and Corporate Reporting
Citigroup Inc.
388 Greenwich Street
New York, NY 10013

Re: Citigroup Inc.
Registration Statement on Form S-3
Filed April 16, 2021
File No. 333-255302

Dear Mr. Yang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin at 202-551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance